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                                                            SEC FILE NUMBER
                                                               000-30138


                                                             CUSIP NUMBER
                                                               77316P101

                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check one):

            [X] Form 10-K or Form 10KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q or Form 10QSB [ ] Form N-SAR [ ] Form N-CSR

                          For Period Ended: 12/31/2004

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:


 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                              ROCKFORD CORPORATION
                              --------------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name if Applicable

                            600 SOUTH ROCKFORD DRIVE
                            ------------------------
            Address of Principal Executive Office (Street and Number)


                              TEMPE, ARIZONA 85281
                              --------------------
                            City, State and Zip Code

--------------------------------------------------------------------------------
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                       PART II -- RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 [X]   (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               Rockford suffered substantial management and staff turnover, particularly in the general accounting and finance areas, during the fourth quarter of 2004 and first quarter of 2005. This turnover caused a loss of operations and process knowledge that interfered with the preparation of Rockford's annual report to be filed on Form 10-K.

               Because Rockford is a small organization, it did not have internal staff who were able immediately to take on the vacated positions. Rockford actively sought to hire appropriate personnel to replace the lost staff, but this process took time and the new staff required training in Rockford's operations and process. As a result, Rockford was not able to compile and complete its results of operations and other disclosure materials within the time required to file its annual report by March 31, 2005.

               Rockford's annual report and the audit of its financial results are nearing completion. Rockford expects to file the annual report during the week beginning April 4, 2005, well before the 15 day extension period allowed by rule 12b-25.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               RICHARD G. VASEK              480                 967-3565
               ----------------              ---                 --------
                    (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No


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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              ROCKFORD CORPORATION
                              --------------------
                  (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 3/30/2005                              By:   /s/ Richard G. Vasek
                                                   -----------------------------
                                                   Richard G. Vasek
                                            Title: Chief Financial Officer


                                     - 3 -
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           EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

         Rockford has not completed the preparation and audit of its results of operations and is, therefore, not in a position to quantify the change in its 2004 results compared to 2003. Qualitatively, Rockford anticipates that fourth quarter results for 2004 will be better than 2003, with a slight increase in net sales and improved results for 2004 at the operating level and at the net income level.

         The improvement in fourth quarter results will only marginally offset the substantially poorer results Rockford has already reported for the first 3 quarters of 2004 compared to 2003. Consequently, the results reported for the full year 2004 will be significantly poorer than the results reported for the full year 2003. The poorer performance will generally result from the operating problems reported in Rockford's quarterly reports for the first 3 quarters of 2004 and from the consequences of the realignment decisions reported in Rockford's quarterly report for the 3rd quarter of 2004.


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